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                              January 19, 2022

       William Rhind
       Chief Executive Officer and Chief Financial Officer
       GraniteShares Gold Trust
       c/o GraniteShares LLC
       205 Hudson Street, 7th floor
       New York, NY 10013

                                                        Re: GraniteShares Gold
Trust
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed on August 13,
2021
                                                            File No. 001-38195

       Dear Mr. Rhind:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that your independent accountant's report only opines on the financial statements as of and for the years
ended June 30, 2021 and 2020, and refers to an other auditors report on the financial
statements as of June 30, 2019. However, we note that the other auditors report is not
included in your filing. Please amend your filing to include an audit report of your former
independent registered public accounting firm to comply with the requirements of Rule
2-05 of Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Rhind
GraniteShares Gold Trust
January 19, 2022
Page 2



      You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or John Spitz, Staff
Accountant, at (202) 551-3484 with any questions.



FirstName LastNameWilliam Rhind                         Sincerely,
Comapany NameGraniteShares Gold Trust
                                                        Division of Corporation
Finance
January 19, 2022 Page 2                                 Office of Finance
FirstName LastName